List of Subsidiaries


Ocwen General, Inc., a Virginia corporation
Ocwen Limited, Inc., a Virginia corporation
Ocwen Partnerhsip, L.P., a Virginia limited partnership
Ocwen Florida General, Inc., a Florida corporation
OAIC Florida Partnership, L.P., a Florida limited partnership
OAIC California Partnership, L.P., a California limited partnership
OAIC Halifax Partnership, Limited Partnership, a Florida limited partnership OAIC Bush Street, LLC, a Delaware limited liability company